Filed pursuant to Rule 433
Registration Statement No. 333-224149

March 25, 2020
Relating to
Preliminary Prospectus Supplement dated March 25, 2020 to
Prospectus dated July 9, 2019

DANAHER CORPORATION
€750,000,000 1.700% Senior Notes due 2024

€500,000,000 2.100% Senior Notes due 2026

€500,000,000 2.500% Senior Notes due 2030

Pricing Term Sheet

Issuer:	Danaher Corporation
Aggregate Principal Amount Offered:

€750,000,000 of 1.700% Senior Notes Due 2024 (the “2024 Notes”)

€500,000,000 of 2.100% Senior Notes Due 2026 (the “2026 Notes”)

€500,000,000 of 2.500% Senior Notes Due 2030 (the “2030 Notes” and, together with the 2024 Notes and the 2026 Notes, the “Notes”)

Type of Offering:	SEC registered (No. 333-224149)
Trade Date:	March 25, 2020
Settlement Date (T+3):

March 30, 2020

We expect delivery of the Notes will be made against payment therefor on or about March 30, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity Date:	March 30, 2024 for the 2024 Notes September 30, 2026 for the 2026 Notes March 30, 2030 for the 2030 Notes
Coupon (Interest Rate):	1.700% per annum for the 2024 Notes 2.100% per annum for the 2026 Notes 2.500% per annum for the 2030 Notes
Price to Public (Issue Price):	99.931% of principal amount for the 2024 Notes 99.717% of principal amount for the 2026 Notes 99.642% of principal amount for the 2030 Notes
Yield to Maturity:	1.718% for the 2024 Notes 2.148% for the 2026 Notes 2.541% for the 2030 Notes
Spread to Benchmark German Government Security:	227.5 bps for the 2024 Notes 260.5 bps for the 2026 Notes 285 bps for the 2030 Notes
Benchmark German Government Security:	OBL #178 0.000% due October 13, 2023 for the 2024 Notes DBR 0.000% due August 15, 2026 for the 2026 Notes DBR 0.000% due February 15, 2030 for the 2030 Notes
Benchmark German Government Security Price/Yield:	102.000% / -0.557% for the 2024 Notes 102.970% / -0.457% for the 2026 Notes 103.110% / -0.309% for the 2030 Notes
Mid-Swap Yield:	-0.182% for the 2024 Notes -0.052% for the 2026 Notes 0.091% for the 2030 Notes
Spread to Mid-Swap:	+190 bps for the 2024 Notes +220 bps for the 2026 Notes +245 bps for the 2030 Notes
Interest Payment Dates:

Annually in arrears on March 30, beginning on March 30, 2021 for the 2024 Notes

Annually in arrears on September 30, beginning on September 30, 2020 for the 2026 Notes

Annually in arrears on March 30, beginning on March 30, 2021 for the 2030 Notes

Day Count Convention:	ACTUAL/ACTUAL (ICMA), following, unadjusted
Currency of Payment:	Euro

Optional Redemption:

At any time and from time to time prior to the applicable Par Call Date, the Issuer will have the right, at its option, to redeem such series of Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) on such series of Notes to be redeemed (not including any portion of the payments of interest that will be accrued and unpaid to and including the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined below) plus 35 basis points in the case of the 2024 Notes, 40 basis points in the case of the 2026 Notes and 45 basis points in the case of the 2030 Notes, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

On or after the applicable Par Call Date, the Issuer will have the right, at its option, to redeem each such series of Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of such series of Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption.

“Comparable Government Bond Rate” means, with respect to any redemption date, the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the series of such Notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Issuer.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Issuer, a German government bond whose maturity is closest to the remaining term of the series of Notes to be redeemed (assuming that the series of Notes to be redeemed matured on the applicable Par Call Date for such series of Notes), or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by the Issuer, determine to be appropriate for determining the Comparable Government Bond Rate.

“Par Call Date” means, in the case of the 2024 Notes, February 29, 2024 (one month prior to maturity), in the case of the 2026 Notes, July 30, 2026 (two months prior to maturity) and in the case of the 2030 Notes, December 30, 2029 (three months prior to maturity).

“Remaining Scheduled Payments” means, with respect to such series of Notes to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date (assuming that such Note matured on its applicable Par Call Date for such series of Notes) but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such series of Notes, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

Change of Control Triggering Event:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem a series of Notes, it will be required to make an offer to repurchase each series of Notes at a purchase price equal to 101% of the principal amount of the notes of such series, plus accrued and unpaid interest, if any, on such notes to the date of repurchase.
Form/Clearing System:	Each series of Notes will be issued only in registered, book-entry form. There will be a global Note representing each series of Notes deposited with a common depositary for Euroclear and Clearstream.
Listing:	Application will be made to have each series of Notes listed on the New York Stock Exchange.
Common Code / ISIN:	214799499 / XS2147994995 for the 2024 Notes 214799529 / XS2147995299 for the 2026 Notes 214799537 / XS2147995372 for the 2030 Notes
Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	Stabilization/FCA
Ratings*	Baa1 / A (Moody’s / S&P) for the 2024 Notes Baa1 / A (Moody’s / S&P) for the 2026 Notes Baa1 / A (Moody’s / S&P) for the 2030 Notes
Expected Long-term Debt Ratings*+:	Baa1 / BBB+ (Moody’s / S&P) for the 2024 Notes Baa1 / BBB+ (Moody’s / S&P) for the 2026 Notes Baa1 / BBB+ (Moody’s / S&P) for the 2030 Notes
Joint Book-Running Managers:

BNP Paribas

Deutsche Bank AG, London Branch

Merrill Lynch International

Barclays Bank PLC

Citigroup Global Markets Limited

HSBC Securities (USA) Inc.

J.P. Morgan Securities plc

Wells Fargo Securities, LLC

Co-Managers:

Banca IMI S.p.A

Banco Santander, S.A.

Commerzbank Aktiengesellschaft

Credit Suisse Securities (Europe) Limited

Lloyds Securities Inc.

MUFG Securities EMEA plc

Standard Chartered Bank

The Toronto-Dominion Bank

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
+	Reflect anticipated securities ratings following completion of the GE Biopharma Acquisition (as defined in the Preliminary Prospectus Supplement). See “Risk Factors—Risks Related to the Notes—We have outstanding debt, and our debt will increase as a result of this offering and could also increase as a result of additional debt we may incur in the future. Our existing and further indebtedness may limit our operations and our use of our cash flow and negatively impact our credit ratings; and any failure to comply with the covenants that apply to our indebtedness could adversely affect our liquidity and financial statements.” in the Preliminary Prospectus Supplement for more information.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas, at 1-800-854-5674, Deutsche

Bank AG, London Branch, at 1-800-503-4611, or Merrill Lynch International, at 1-800-294-1322.

MiFID II product governance / Professional investors and ECPs only target market: Solely for the purposes of the product approval process of each of the representatives (each a “Manufacturer”), the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended or superseded) (“MiFID II”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the Manufacturer’s target market assessment; however, and without prejudice to our obligations in accordance with MiFID II, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the Manufacturer’s target market assessment) and determining appropriate distribution channels.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS

The notes offered are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”) or in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2016/97/EU, as amended (the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No. 1286/2014, as amended (“PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.